[Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2030	rgarabedian@luselaw.com
October 10, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	William Friar, Esq.
Mail Stop 4561

Re:	Atlantic Coast Financial Corporation (Registration No. 333-144149)
Registration Statement on Form S-1

Dear Mr. Friar:
     On behalf of Atlantic Coast Financial Corporation (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter, dated October 4, 2007, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The responses correspond to the numbered comments in the comment letter. In addition to these revisions, the Company’s prospectus and proxy statement/prospectus have been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Amended S-1 has been blacklined to reflect changes from the previous filing.
Management’s Discussion and Analysis of Financial Condition, page 47
1.	Please advise us whether or not the company has compiled preliminary third quarter financial results. If you have third quarter results, please include capsule comparative third quarter results with a brief management and discussion noting any new trends or anomalies in an appropriate section of the registration statement.

Financial results of the Company for the third quarter of 2007 have not yet been compiled. Management, however, does not currently anticipate any material adverse trends in earnings or asset quality quarter over quarter or year to date.

Report of Independent Registered Public Accounting Firm, F-2
2.	We note your auditor did not dual-date the audit report. Please tell us how you determined that this presentation is appropriate under US GAAP, considering the requirements of AU 508, AU 530, AU 561 and AU 711, and provide us other authoritative guidance you relied upon to form your conclusion.

The audit report has now been dual-dated. Please see the revised page F-2.
     We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2030 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,
/s/ Richard S. Garabedian
Richard S. Garabedian

Enclosures
cc:	Jessica Livingston, Esq.
David Irving, CPA
Hugh West, CPA
Robert J. Larison, President and Chief Executive Officer
Dawna R. Miller, Chief Financial Officer
Thomas B. Wagers, Chief Operating Officer
Benjamin Azoff, Esq.